Filed Pursuant to Rule 424(b)(3)

File No. 333-275098

ForeStructured Growth Contract

ForeStructured Growth Advisory Contract

Issued by

Forethought Life Insurance Company

Supplement dated June 28, 2024 to the

Prospectus dated May 1, 2024

Effective July 1, 2024, the following updates are being made to the Prospectus:

1. Under the “Glossary of Terms” section of the prospectus, the below term is deleted and replaced with the following:

Designated States

Missouri. In the Designated States, we are still seeking approval from state insurance regulators for Strategy Interim Value to be calculated in the same manner as Contracts issued on or after May 1, 2024 in other states. If and when we obtain any such approval from a Designated State, we will update this prospectus to remove that state from this list of Designated States.

2. Under the “Appendix A: State Variations” section of the prospectus, the last sentence of the first paragraph is deleted and replaced with the following:

Currently, the Contract is not available in Missouri, New York, New Jersey or Oregon.

3. Under the “Appendix A: State Variations” section of the prospectus, the information in the table for Missouri is deleted and replaced with the below.

State	Feature/Benefit	Variation
Missouri (Contracts issued prior to July 1, 2024)	Right to Examine

When you return the Contract during the Right to Examine Period, We will process your refund within two Valuation Days from the Valuation Day We receive your properly completed request to cancel in Good Order and pay you the Premium Payment less any withdrawal proceeds taken.

	Market Value Adjustment	The minimum non-forfeiture amount is the minimum amount under the Contract, as required by the state in which the Contract is delivered, available for a full withdrawal of Contract Value, payable as a Death Benefit, or applied to an Annuity Option.

This Supplement Should Be Retained with the Prospectus for Future Reference.

FSG-062824